UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing

SEC. FILE NUMBER 000-52750

(Check one) :	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR	Þ Form 10-QSB

For period Ended: May 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Crown Oil and Gas inc.
Full Name of Registrant
ONELIFE HEALTH PRODUCTS INC.
Former Name if Applicable
800 – 5th Avenue, Suite 4100
Address of Principal Executive Office (Street and Number)
Seattle, Washington 98104
City, State and Zip Code
PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) , the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its quarterly report on Form 10-QSB for the period ended May 31, 2008 because the Registrant has incurred a delay in assembling the information required to be included in its quarterly report on Form 10-QSB for the period ended May 31, 2008 and as such, the auditor has not yet completed their review of the Form 10-QSB. It is anticipated that the quarterly report on Form 10-QSB for the period ended May 31, 2008 fill be filed within 5 calendar day following the prescribed due date.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	John Hiner		206	224-7975
	(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☐	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☐	No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CROWN OIL AND GAS INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 15, 2008	By:	/s/John Hiner
John Hiner
President, Secretary, Treasurer and Director

CW2003934.1